                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  )*

                          CALGON CARBON CORPORATION

--------------------------------------------------------------------------------

                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE

--------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                   129603106

--------------------------------------------------------------------------------

                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).


Cusip No. 129603106                   13G                      Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   -------------------------------------------------------------

   SAMUEL R. SHAPIRO --

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)

                                                                        (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

   ----------------------------------------------------------------

   SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN

NUMBER OF                5.  SOLE VOTING POWER                                0

SHARES

BENEFICIALLY             6.  SHARED VOTING POWER                              0

OWNED BY

EACH                     7.  SOLE DISPOSITIVE POWER                           0

REPORTING PERSON

WITH                     8.  SHARED DISPOSITIVE POWER                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  0.000%

12. TYPE OF REPORTING PERSON*

   IN


Cusip No. 129603106                   13G                      Page 3 of 7 Pages

1.  NAME OF REPORTING PERSON

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  -------------------------------------------------------------

   SHAPIRO CAPITAL MANAGEMENT LLC -- ID NO. 58-1830170

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)

                                                                        (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

   ----------------------------------------------------------------

   SHAPIRO CAPITAL MANAGEMENT LLC IS A DELAWARE LIMITED LIABILITY COMPANY

NUMBER OF                5.  SOLE VOTING POWER                        3,907,881

SHARES

BENEFICIALLY             6.  SHARED VOTING POWER                        630,500

EACH                     7.  SOLE DISPOSITIVE POWER                   4,538,381

REPORTING PERSON

WITH                     8.  SHARED DISPOSITIVE POWER                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,538,381

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   8.96%

12. TYPE OF REPORTING PERSON*

   IA


Cusip No. 129603106                   13G                      Page 4 of 7 Pages

Schedule 13G Additional Information

Item #

1.  (a)  Name of Issuer: CALGON CARBON CORPORATION

   (b)  Address of Issuer's Principal Executive Offices:

        P O BOX 717

        400 Calgon Carbon Dr.

        PITTSBURGH, PA 15230-0717

        Stevan R. Schott, Chief Financial Officer

2.  (a)  Name of Person Filing:

        SAMUEL R. SHAPIRO, SHAPIRO CAPITAL MANAGEMENT LLC

   (b)  Address of Principal Business Office for Each of the Above:

        3060 PEACHTREE ROAD,  SUITE 1555 N.W., ATLANTA, GEORGIA 30305

   (c)  Citizenship:

        SAMUEL R. SHAPIRO -- U.S. CITIZEN

        SHAPIRO CAPITAL MANAGEMENT LLC -- Delaware Limited Liability Company

   (d)  Title of  Class of  Securities:

        COMMON STOCK, $0.01 PAR VALUE

   (e)  CUSIP Number:

        129603106

3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b).  The person filing is a:

   IA


Cusip No. 129603106                   13G                      Page 5 of 7 Pages

4. Ownership:

   (a) Amount Beneficially Owned:                                    4,538,381

   (b) Percent of Class:                                                  8.96%

   (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote                3,907,881

       (ii)  shared power to vote or to direct the vote                630,500

       (iii) sole power to dispose or to direct the disposition of   4,538,381

       (iv)  shared power to dispose or to direct the disposition of         0

5.  Ownership of Five Percent or Less of a Class:

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

6.  Ownership of More than Five Percent on Behalf of Another Person:

   N/A

7.  Identification and Classification of the Subsidiary which Acquired the

   Security Being Reported on by the Parent Holding Company

   N/A

8.  Identification and Classification of Members of the Group:

   N/A

9.  Notice of Dissolution of  Group:

   N/A

10. Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  -----------------------

                                                           Date:

                                                  -----------------------

                                                         Signature

                                                  -----------------------

                                                         Name/Title


Cusip No. 129603106                   13G                      Page 6 of 7 Pages

INTRODUCTORY NOTE

This Schedule 13G is being filed by Shapiro Capital Management LLC, an investment adviser under the Investment Advisers Act of 1940. One or more of

Shapiro Capital Management LLC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management LLC has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

This Schedule l3G is also being filed by Samuel R. Shapiro. Mr. Shapiro is the chairman, a director and majority shareholder of Shapiro Capital Management LLC,

in which capacity he exercises dispositive power over the securities reported herein by Shapiro Capital Management LLC. Mr. Shapiro, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Shapiro has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all for securities reported herein by Shapiro

Capital Management LLC. The aggregate number and percentage of the Issuer's securities to with this Schedule 13G relates is 4,538,381 representing 8.96%

of the Issuer's outstanding shares. The beneficial ownership reported by Samuel

R. Shapiro and Shapiro Capital Management LLC relates to the same shares of the

Issuer in which each such reporting person has a separate beneficial interest.

As of December 31, 2016, Mr. Shapiro owned 0 shares of the Issuer for his own account. He may be deemed to be the beneficial owner of the 4,538,381 shares as disclosed in Item 4C of the Schedule 13G.

Item 6. Samuel R. Shapiro is the chairman, director and majority shareholder of

Shapiro Capital Management LLC. He owns no shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of his affiliation with Shapiro Capital

Management LLC.

Shapiro Capital Management LLC is an Investment Advisor registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from the securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule 13G applies.

Item 10. Certification.

Date: December 31, 2016

        SAMUEL R. SHAPIRO

        Samuel R. Shapiro, in his

        individual capacity and as

        Chairman of Shapiro Capital Management LLC


Cusip No. 129603106                   13G                      Page 7 of 7 Pages

                           AGREEMENT RELATIVE TO THE

                            FILING OF SCHEDULE 13G

    THIS AGREEMENT, made as of the 10th day of February, 2017, by and between

Shapiro Capital Management LLC, a Delaware Limited Liability Company (an

investment adviser registered with under the Section 203 of the Investment

Advisers Act of 1940) (the "Adviser"), and Samuel R. Shapiro, Chairman, director and majority shareholder of the Adviser ("Affiliated Person");

                                  WITNESSETH:

    WHEREAS, the Affiliated Person and the Adviser are both persons required,

pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following Issuer:

                          Calgon Carbon Corporation

                              Cusip No. 129603106

    WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule 13G; and

    WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

    WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the

Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

    WHEREAS, the Affiliated Person and the Adviser desire to file the Schedule

13G attached hereto on behalf of each of them.

    NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as

Chairman of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

    IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.

                       SAMUEL R. SHAPIRO

                       Samuel R. Shapiro, in his

                       individual capacity and as

                       Chairman of Shapiro Capital Management LLC